Exhibit 99.1

Third Quarter 2012

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Highlights
Perifosine (oral AKT inhibitor)

▪
After having regained the North American rights for perifosine earlier this year from our licensee, Keryx Biopharmaceuticals, Inc. ("Keryx"), and the control of the ongoing Phase 3 trial in multiple myeloma ("MM"), we increased our focus on recruiting patients and on opening new sites in European countries for this study. As of October 31, 2012, we have 69 sites open in 10 countries and 121 patients have been recruited by that date. Approximately 80 events, defined as disease progression or death, will trigger a pre-planned interim analysis by an Independent Data Safety Monitoring Board ("DSMB"). Our partner for the Japanese market, Yakult Honsha Co. Ltd. ("Yakult"), made progress with the Phase 1 bridging study in MM initiated earlier this year and is also looking to expand work with perifosine in other indications.

AEZS-108 (cytotoxic peptide conjugate linked to doxorubicin)

▪
Subsequent to quarter-end, following consultations with key opinion leaders from the European Union and North America, in addition to having received regulatory advice through a Parallel Scientific Advice Process with the European Medicines Agency ("EMA") and the Food and Drug Administration ("FDA"), we filed a Special Protocol Assessment ("SPA") request with the FDA with the goal of initiating a Phase 3 trial in advanced recurrent endometrial cancer during the first quarter of 2013.

AEZS-130 (oral ghrelin agonist)

▪
During the quarter, we were notified by the FDA that our request for Fast Track designation had not been granted for AEZS-130 as a diagnostic test for adult growth hormone deficiency ("AGHD"). Although the FDA's decision will not allow us to submit our New Drug Application ("NDA") on a rolling basis, we continue to expect to file our NDA during the first quarter of 2013.

▪
Subsequent to quarter-end, we presented Phase 3 trial results for AEZS‑130, as a diagnostic test for AGHD at the 6th International Congress of the Growth Hormone Research ("GRS") and Insulin-like Growth Factor ("IGF") Society in Munich, Germany. The data presented by Dr. George R. Merriam expanded on the data presented with respect to the same study last June at the 94th ENDO Annual Meeting and Expo ("ENDO") by Dr. Jose M. Garcia, of the Baylor College of Medicine and the Michael E. DeBakey Veterans Affairs Medical Center. Both sets of data confirm AEZS‑130's potential of possibly becoming the first approved oral diagnostic test for AGHD, with Dr. Merriam's data set showing the impact of Body Mass Index ("BMI") on cut-off values.

▪
Furthermore, during the quarter, we announced that a first patient had been recruited for a Phase 2A trial in cancer-induced cachexia with AEZS‑130. This study is being conducted under a Cooperative Research and Development Agreement ("CRADA") between our Company and the Michael E. DeBakey Veterans Affairs Medical Center which is funding the study.

Corporate developments
Share Consolidation (Reverse Stock Split)

▪
Subsequent to quarter-end, we announced that our issued and outstanding common shares had been consolidated on a 6‑to‑1 basis (the "Share Consolidation"), effective as of October 2, 2012, in order to regain compliance with The NASDAQ Stock Market ("NASDAQ") minimum bid price requirement. The common shares began trading on a consolidated basis on October 5, 2012. All shares, options and share purchase warrants as well as per share, option and share purchase warrant information from prior periods and for the current quarter have been adjusted, including proportionate adjustments being made to each stock option and share purchase warrant exercise price, to reflect and give effect to the Share Consolidation.

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Third Quarter MD&A - 2012

Public Offering

▪
Subsequent to quarter-end, on October 17, 2012, we completed a public offering of 6.6 million units, at a purchase price of $2.50 per unit, (the "Offering") generating net proceeds of $15.2 million. Each unit consisted of one common share and 0.45 of a warrant to purchase one common share. Each warrant is exercisable for a period of five years at an exercise price of $3.45 per share. We intend to use the net proceeds of the Offering for the continued funding of our ongoing drug development programs for perifosine in MM, as well as for AEZS‑108 and AEZS‑130.

NASDAQ Minimum Bid Price Compliance

▪	On October 19, 2012, subsequent to quarter-end, we regained compliance with NASDAQ Rule 5450(a)(1), which requires a minimum bid price of $1.00 for continued listing on The NASDAQ Global Market.
Class Action Lawsuit

▪
Regarding a putative class action lawsuit initially filed against us in June 2012, on November 5, 2012, we received an amended complaint against us and certain of our senior officers. We continue to believe that there is no basis for the lawsuit, and we intend to defend ourselves vigorously.

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Third Quarter MD&A - 2012

Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and nine-month periods ended September 30, 2012. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's unaudited interim condensed consolidated financial statements as at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011 (the "interim consolidated financial statements").
All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.
All shares, options and share purchase warrants as well as per share, option and share purchase warrant information from prior periods and for the current quarter have been adjusted, including proportionate adjustments being made to each stock option and share purchase warrant exercise price, to reflect and give effect to the Share Consolidation.
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assuming", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will".
Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the United States Food and Drug Administration ("FDA"), the European Medicines Agency ("EMA"), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&A, proxy circulars, annual reports on Form 20‑F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Company Overview
Aeterna Zentaris Inc. (NASDAQ: AEZS and TSX: AEZ) is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. We also benefit from strategic collaborators and licensee partners to contribute to the development of our pipeline of product candidates and to establish commercial activities in specific territories.
Over the years, the Company has incurred recurring operating losses, having invested significantly in our R&D activities, as well as supporting our general and administrative expenses. We have financed our operations through different sources

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Third Quarter MD&A - 2012

including the issuance of common shares and the conclusion of strategic alliances with licensee partners. The Company expects to continue to incur operating losses and may require significant capital to fulfill our future obligations. See the capital disclosures and the liquidity risk sections below.
In oncology, we are advancing perifosine, our oral AKT inhibitor, currently in a Phase 3 trial in MM and in Phase 1/2 trials in other cancer indications. We also plan to initiate a pivotal program with AEZS‑108, a doxorubicin LHRH-targeted conjugate compound, in endometrial cancer, for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are also advancing Phase 2 trials with AEZS‑108 in castration- and taxane-resistant prostate cancer, refractory bladder cancer and in triple-negative breast cancer.
Our oncology pipeline also encompasses other earlier-stage programs, including AEZS‑112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition), which has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted anticancer candidates such as AEZS‑120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors, including AEZS‑129 and AEZS‑136, are currently in preclinical development.
In endocrinology, we are planning to file an NDA in the United States ("US") for the registration of AEZS‑130, an oral ghrelin agonist, as a diagnostic test for AGHD. A Phase 3 trial under an SPA with the FDA has been completed in this indication. Furthermore, AEZS‑130 is in a Phase 2A trial for the treatment of cancer-induced cachexia.

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Third Quarter MD&A - 2012

Key Developments for the Three Months Ended September 30, 2012
Drug Development

Status of our drug pipeline as at September 30, 2012
Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
~120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-129, 136 PI3K/Erk inhibitor (oncology) AEZS-137 (disorazol Z) (oncology) AEZS-125 (LHRH- disorazol Z) (oncology)	AEZS-112 (oncology)
AEZS-108
•    Endometrial cancer
•    Triple-negative breast cancer
•    Ovarian cancer
•    Castration- and taxane-resistant prostate cancer
•    Refractory bladder cancer
Ozarelix
•    Prostate cancer
AEZS-130
•    Therapeutic in cancer cachexia
Perifosine
(Phase 1/2)
•    Neuroblastoma
•    Glioma
•    Pediatric solid tumors
				Perifosine • Multiple myeloma AEZS-130 • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
Cetrotide®:
Merck Serono, World (except Japan) – Nippon Kayaku/Shionogi, Japan
Ozarelix:
Spectrum Pharmaceuticals, World (ex-Japan for oncology indications, ex-Korea and ex-other Asian countries for BPH indication) – Handok Pharmaceuticals, Korea and other Asian countries for BPH indication – Nippon Kayaku, Japan for oncology indications
Perifosine:
Yakult Honsha, Japan – Handok Pharmaceuticals, Korea – Hikma Pharmaceuticals, Middle East/North Africa

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Third Quarter MD&A - 2012

AEZS-108
On July 26, 2012, we announced that preclinical data on AEZS‑108 in urinary bladder cancer, were published in the online edition of Oncotarget. The article underlined that AEZS‑108 powerfully inhibited growth of bladder cancers in nude mice exerted greater effects than doxorubicine ("DOX") and was less toxic. In contrast to DOX alone, which activated strong multidrug resistance mechanisms in RT-4 and HT-1197 cancers, AEZS‑108 had no or less such effects. Polymerase Chain Reaction ("PCR") assays and in vitro studies revealed differences in the action of AEZS‑108 and DOX on the expression of genes involved in apoptosis.
AEZS-130
On August 7, 2012, the United States Patent and Trademark Office granted us a patent for the use of AEZS‑130 (EP1572) as a diagnostic test for AGHD. Filed on February 19, 2007, the patent (US 8,192,719 B2) entitled, "Methods and Kits to Diagnose Growth Hormone Deficiency by Oral Administration of EP1572 or EP1573 Compounds", became effective as of June 5, 2012 and will expire on October 12, 2027. The corresponding composition of matter patent (US 6,861,409 B2), filed on June 13, 2001 and granted on March 1, 2005, will expire on August 1, 2022, with the possibility of a patent term extension of up to five years.
On August 28, 2012, we announced that a first patient had been recruited for a Phase 2A trial in cancer-induced cachexia with AEZS‑130. This study is being conducted under a CRADA between our Company and the Michael E. DeBakey Veterans Affairs Medical Center which is funding the study. This is a double-blind, randomized, placebo-controlled Phase 2A trial to test the effects of different doses of AEZS‑130 in 18 to 26 patients with cancer-cachexia. The study will involve 3 sequential groups receiving different doses of AEZS‑130 provided by Aeterna Zentaris. In the first group of patients, there will be 6 patients receiving active AEZS‑130 and 4 receiving a matching placebo. In subsequent dose groups, there will be 6 patients receiving active AEZS‑130 and 2 will be given a matching placebo. After analysis of safety and efficacy at each dose level vs. placebo, a decision will be made either to decrease or increase the dose. The primary objective of the study is to evaluate the safety and efficacy of repeated oral administration of AEZS‑130 at different daily doses for one week in view of developing a treatment for cachexia. Secondary objectives will include food intake and changes in the following: appetite, muscle strength, energy expenditure, reward from food and functional brain connectivity.
On September 25, 2012, the European Patent Office granted us a patent for the use of AEZS‑130 related to methods and kits for use in relation to the diagnosis of GHD in a human or animal subject. Filed on February 19, 2007, the patent (EP #1 984 744 B1) entitled, "Methods and Kits to Diagnose Growth Hormone Deficiency", was effective as of September 19, 2012, following its publication in the European Patent Bulletin, and will expire on February 19, 2027.
On September 26, 2012, we received notification from the FDA that Fast Track designation had not been granted for AEZS‑130 as a diagnostic test for AGHD. Although the FDA's decision will not allow us to submit our NDA on a rolling basis, it should not affect the timing of our filing of the NDA, which is expected in early 2013, nor should it affect the potential of obtaining priority review. We are actively pursuing our strategy to advance AEZS‑130 towards regulatory approval for AGHD, as it could become the first orally-administered test in this indication.
On October 18, 2012, subsequent to quarter-end, we announced that results from a multicenter open-label Phase 3 trial for AEZS‑130 demonstrated that the drug is safe and effective in diagnosing AGHD. George R. Merriam, MD, Director of the Clinical Study Unit at the Veterans Affairs Puget Sound Health Care System, and Professor of Medicine at the University of Washington, Seattle and Tacoma, WA, disclosed these data at the 6th International Congress of the GRS and IGF Society in Munich, Germany. His presentation confirmed data previously presented by Jose M. Garcia, MD, PhD, of the Baylor College of Medicine and the Michael E. DeBakey Veterans Affairs Medical Center, at the 94th ENDO Meeting in Houston, Texas in June 2012. Dr. Merriam's presentation drew attention to the effect of BMI on optimizing the cut-off values to improve the sensitivity and specificity of the test. Responses in normal subjects classified as obese, with BMI's above 30, were significantly lower than in leaner subjects. Since GH deficiency can lead to increased body fat, many of the patients also met criteria for obesity, and therefore, a lower peak GH cut-off is more accurate in separating obese normals from obese patients. Based upon these study results, a cut-off of 2.7 µg/L was optimal for subjects with a BMI≥30 and a cut-off of 6.8 µg/L for subjects with a BMI<30. Age had a weaker effect on test performance and gender made no difference. Thus GH stimulation with oral

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AEZS‑130 may provide a simple, rapid, safe, and well-tolerated diagnostic test for AGHD, with accuracy comparable to that of the GHRH-ARG test.
AEZS-136
On August 13, 2012, we announced the presentation of a poster on AEZS‑136 during the 244th National Meeting of the American Chemistry Society in Philadelphia. The data outlined the compound's unique inhibition and excellent preclinical activity against PI3K and Erk signaling pathways, as well as being well tolerated. AEZS‑136 is an integral part of our kinase research program comprising the investigation of different compounds for single Erk inhibition, single PI3K inhibition and dual Erk/PI3K kinase inhibition. AEZS‑136 selectively inhibits the kinase activity of Erk 1/2 and class 1 PI3Ks, enabling simultaneous inhibition of the Raf-Mek-Erk and the PI3K-Akt signaling cascades. AEZS‑136 was discovered using our proprietary compound library and high throughput screening technology.
AEZS-120
On September 20, 2012, we announced the presentation of a poster on AEZS‑120 during the 32nd Congress of the Société Internationale d'Urologie in Fukuoka, Japan. The poster entitled, "Preclinical Proof of Concept and Characterization of AEZS‑120, a Therapeutic Oral Prostate Cancer Vaccine Candidate Based on Live Recombinant Attenuated Salmonella", underlined the feasibility of an oral therapeutic vaccination approach against prostate cancer. The production, release, pharmacology, safety and toxicology program was conducted in agreement with the regulatory authorities and successfully finalized. The conclusions were:

▪	The proof-of-concept has been shown in a tumor-challenge mouse model using the anticipated clinical application schedule.

▪	Biosafety and biodistribution studies did not reveal a different safety profile compared to the carrier strain.

▪	Pharmacological and toxicological studies did not reveal differences to the approved carrier strain.

▪
In all, the non-clinical studies suggest that the safety and toxicological profile of AEZ‑120 is similar to the approved carrier strain S. typhi Ty21a, which has already been safely applied in more than 250 million doses.

▪	GMP material for clinical use has been produced and released, and a Clinical Trial Application ("CTA") filing in Europe for a Phase 1 clinical study is planned in the fourth quarter of 2012.
Corporate Developments
Share Consolidation (Reverse Stock Split)
On October 3, 2012, subsequent to quarter-end, we announced that the issued and outstanding common shares of the Company had been consolidated on a 6‑to‑1 basis effective as of October 2, 2012 and our common shares began trading on NASDAQ and TSX on a consolidated basis on October 5, 2012. The purpose of the consolidation was to enable us to attempt to regain compliance with NASDAQ's minimum bid price requirement.
Public Offering
On October 17, 2012, subsequent to quarter-end, we announced the closing of the Offering of 6.6 million units, at a purchase price of $2.50 per unit, generating net proceeds of $15.2 million, with each unit consisting of one common share and 0.45 of a warrant to purchase one common share. Each warrant is exercisable for a period of five years at an exercise price of $3.45 per share. Roth Capital Partners, LLC, acted as the sole manager for the Offering. We intend to use the net proceeds from the Offering to continue to fund our ongoing drug development activities, particularly for the continued development of perifosine in MM and the advancement of our AEZS‑108 and AEZS‑130 programs, as well as for general corporate purposes and working capital.

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Third Quarter MD&A - 2012

NASDAQ Minimum Bid Price Compliance
On October 19, 2012, we regained compliance with NASDAQ Rule 5450(a)(1), which requires a minimum bid price of $1.00 for continued listing on The NASDAQ Global Market. We believe that regaining compliance with NASDAQ's minimum bid price rule was important in maintaining liquidity in the trading of our common shares.

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Third Quarter MD&A - 2012

Interim Consolidated Statements of Comprehensive (Loss) Income Information

(in thousands, except for share and per share data)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Revenues
Sales and royalties	6,826	8,783	22,373	21,989
License fees and other	313	731	1,747	1,437
	7,139	9,514	24,120	23,426
Operating expenses
Cost of sales	5,556	7,926	19,331	19,446
Research and development costs, net of refundable tax credits and grants	4,342	5,663	15,081	16,724
Selling, general and administrative expenses	2,921	4,169	9,776	10,762
	12,819	17,758	44,188	46,932
Loss from operations	(5,680)	(8,244)	(20,068)	(23,506)
Finance income	35	9,324	6,610	4,805
Finance costs	(909)	(2)	(7)	(6)
Net finance (costs) income	(874)	9,322	6,603	4,799
(Loss) income before income taxes	(6,554)	1,078	(13,465)	(18,707)
Income tax expense	—	—	—	(841)
Net (loss) income	(6,554)	1,078	(13,465)	(19,548)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(97)	907	(300)	(958)
Comprehensive (loss) income	(6,651)	1,985	(13,765)	(20,506)
Net (loss) income per share
Basic	(0.35)	0.07	(0.74)	(1.28)
Diluted	(0.35)	0.06	(0.74)	(1.28)
Weighted average number of shares outstanding
Basic	18,703,023	16,214,779	18,295,555	15,268,138
Diluted	18,703,023	16,810,666	18,295,555	15,268,138

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Third Quarter MD&A - 2012

Revenues
Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from Active Pharmaceutical Ingredients ("API"). Royalties are derived indirectly from ARES Trading S.A.'s ("Merck Serono") net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. ("Cowen") of the underlying future royalty stream.
License fees include periodic milestone payments, research and development ("R&D") contract fees and the amortization of upfront payments received from our licensing partners.
Sales and royalties were $6.8 million and $22.4 million for the three-month and nine-month periods ended September 30, 2012, respectively, compared to $8.8 million and $22.0 million for the same periods in 2011. The third quarter decrease is largely attributable to comparative lower deliveries of Cetrotide® to certain customers and to the relative weakening of the euro against the US dollar.
Sales and royalties in the fourth quarter of 2012 are expected to increase slightly as compared to the third quarter of 2012, based on recent Cetrotide® orders from our customers.
License fees and other revenues were $0.3 million and $1.7 million for the three-month and nine-month periods ended September 30, 2012, respectively, as compared to $0.7 million and $1.4 million for the same periods in 2011. The year-to-date increase is primarily due to higher R&D services provided.
License fees and other revenues are expected to remain at similar levels in the fourth quarter of 2012.
Operating Expenses
Cost of sales were $5.6 million and $19.3 million for the three-month and nine‑month periods ended September 30, 2012, respectively, as compared to $7.9 million and $19.4 million for the same periods in 2011. The third quarter decrease is largely attributable to the decrease in sales of Cetrotide®, as discussed above, and to the relative weakening of the euro against the US dollar. Additionally, cost of sales as a percentage of sales and royalties decreased to approximately 81.4%, as compared to 90.2% in the third quarter of 2011, due to a comparative increase of lot sizes delivered that have a lower production cost by unit.
For the nine-month period ended September 30, 2012, cost of sales as a percentage of sales and royalties decreased to approximately 86.4%, as compared to 88.4% for the same period in 2011, due to an increase in lot sizes delivered that have a lower production cost by unit, as well as to the higher margin on the API sold during the second quarter of 2012.
R&D costs, net of refundable tax credits and grants, were $4.3 million and $15.1 million for the three-month and nine‑month periods ended September 30, 2012, respectively, compared to $5.7 million and $16.7 million for the same periods in 2011.
The comparative decreases are attributable to lower third-party costs associated with the development of perifosine and AEZS‑108, combined with the weakening of the euro against the US dollar.

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Third Quarter MD&A - 2012

The following table summarizes our net R&D costs by nature of expense:

	Three months ended September 30,	Nine months ended September 30,
(in thousands)	2012	2012
	$	$
Employee compensation and benefits	1,948	6,445
Third-party costs	1,581	6,334
Facilities rent and maintenance	408	1,260
Other costs*	551	1,798
R&D tax credits and grants	(146)	(756)
	4,342	15,081
 _________________________
*    Includes depreciation and amortization charges.
The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and nine-month periods ended September 30, 2012.

(in thousands, except percentages)			Three months ended September 30,		Nine months ended September 30,
Product	Status	Indication	2012		2012
			$	%	$	%
Perifosine	Phases 2 and 3	Oncology	1,052	66.5	2,367	37.4
AEZS-108	Phase 2	Oncology	—	—	1,851	29.2
AEZS-130	Phase 3	Endocrinology (diagnosis of AGHD)	—	—	82	1.3
PI3K/Erk inhibitors	Preclinical	Oncology	497	31.5	1,528	24.1
Other	Preclinical	Oncology and endocrinology	32	2.0	506	8.0
			1,581	100.0	6,334	100.0
Excluding the impact of foreign exchange rate fluctuations, we expect net R&D costs to increase in the fourth quarter of 2012, compared to the third quarter of 2012, due to the advancement of our lead projects listed above. Overall, excluding the impact of unforeseen foreign exchange rate fluctuations, we now expect that we will incur net R&D costs of between $21 million and $23 million for the full year 2012, particularly given our primary focus on developing perifosine in multiple myeloma, AEZS‑108, AEZS‑130 and certain earlier-stage compounds.
Selling, general and administrative ("SG&A") expenses were $2.9 million and $9.8 million for the three-month and nine‑month periods ended September 30, 2012, respectively, compared to $4.2 million and $10.8 million for the same periods in 2011. The comparative decrease in SG&A expenses is mainly related to the recognition of an impairment loss of $1.1 million recorded in the third quarter of 2011. This impairment loss was related to the Cetrotide® asset.
We expect SG&A expenses to slightly increase in the fourth quarter of 2012, as compared to the third quarter of 2012.

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Third Quarter MD&A - 2012

Net finance income (costs) are comprised predominantly of the change in fair value of warrant liability, net gains (losses) due to changes in foreign currency exchange rates and the gain on our short-term investment (2011 only). For the three-month and nine‑month periods ended September 30, 2012, net finance income (costs) totalled $(0.9) million and $6.6 million, respectively, as compared to $9.3 million and $4.8 million for the same periods in 2011, as presented below.

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Finance income
Change in fair value of warrant liability	—	6,178	6,112	2,312
Net gains due to changes in foreign currency exchange rates	—	2,821	318	1,079
Interest income	35	64	180	136
Gain on held-for-trading financial instrument	—	261	—	1,278
	35	9,324	6,610	4,805
Finance costs
Change in fair value of warrant liability	(624)	—	—	—
Net losses due to changes in foreign currency exchange rates	(284)	—	—	—
Unwinding of discount	(1)	(2)	(7)	(6)
	(909)	(2)	(7)	(6)
	(874)	9,322	6,603	4,799
The significant fluctuation in net finance (costs) income, as compared to the same periods in 2011, is mainly due to the change in fair value of our warrant liability. That change results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the market price of our common shares, which, on NASDAQ, has fluctuated from $10.32 on January 3, 2011 to $9.12 on September 30, 2011, and from $9.24 on January 3, 2012 to $4.20 on September 28, 2012. The fluctuation in net finance (costs) income is also related to (losses) or gains due to changes in foreign currency exchange rates, which are mainly related to the period-over-period continued weakness of the euro against the U.S. dollars, as presented below.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Euro to US$ average conversion rate	1.2521	1.4118	1.2843	1.4066
Net (loss) income for the three-month and nine‑month periods ended September 30, 2012 was $(6.6) million and $(13.5) million, or $(0.35) and $(0.74) per basic and diluted share, respectively, compared to $1.1 million and $(19.5) million, or $0.07 per basic share and $0.06 per diluted share for the three-month period ended September 30, 2011 and $(1.28) per basic share and diluted share for the nine-month period ended September 30, 2011.
The significant increase in net loss for the three-month period ended September 30, 2012, as compared to the same period in 2011, is due largely to lower net finance income, partly compensated by lower R&D and SG&A expenses, as discussed above.
The significant decrease in net loss for the nine-month period ended September 30, 2012, as compared to the same period in 2011, is largely due to lower R&D and SG&A expenses, combined with higher net finance income, as discussed above.

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Third Quarter MD&A - 2012

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Quarters ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	$	$	$	$
Revenues	7,139	7,471	9,510	12,627
Loss from operations	(5,680)	(7,600)	(6,788)	(8,688)
Net (loss) income	(6,554)	4,540	(11,451)	(7,519)
Net (loss) income per share
Basic	(0.35)	0.25	(0.65)	(0.44)
Diluted	(0.35)	0.25	(0.65)	(0.44)

	Quarters ended
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
	$	$	$	$
Revenues	9,514	6,523	7,389	9,971
Loss from operations	(8,244)	(7,971)	(7,291)	(4,003)
Net (loss) income	1,078	(10,569)	(10,057)	(6,610)
Net (loss) income per share*
Basic	0.07	(0.70)	(0.72)	(0.48)
Diluted	0.06	(0.70)	(0.72)	(0.48)
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

Fourth quarter revenues of 2011, as well as first and second quarter revenues of 2012 have increased, when compared quarter-over-quarter for each of the corresponding periods, mainly due to higher deliveries of Cetrotide® to Merck Serono, partly offset by the weakening of the euro against the US dollar.
Third quarter revenues for 2012 have decreased compared to the corresponding period in 2011, as explained above.
In the last eight quarters, net (loss) income has been impacted by revenues, as mentioned above, by the comparative level of net R&D costs in connection with the advancement of perifosine, AEZS‑108, AEZS‑130 and certain earlier stage compounds. Net R&D costs decreased in the second and third quarters, as compared to the same quarters of 2011 and increased when compared quarter-over-quarter for each of the other corresponding periods in 2012-2011 versus 2011-2010. The quarter-over-quarter periods net (loss) income were also impacted by the recognition of impairment losses in the third and fourth quarters of 2011, by the initiation of prelaunch and marketing efforts related to the potential commercialization of perifosine in Europe in the third and fourth quarters of 2011, by gains on our short-term investment recorded during the quarter ended December 31, 2010 up to the quarter ended September 30, 2011, as well as by foreign exchange gains or losses and changes in fair value of our warrant liability.

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Third Quarter MD&A - 2012

Interim Consolidated Statement of Financial Position Information

	As at September 30,	As at December 31,
(in thousands)	2012	2011
	$	$
Cash and cash equivalents	33,202	46,881
Trade and other receivables and other current assets	10,596	13,258
Restricted cash	806	806
Property, plant and equipment	2,146	2,512
Other non-current assets	11,518	11,912
Total assets	58,268	75,369

Payables and other current liabilities	14,328	17,784
Long-term payable (current and non-current portions)	31	88
Warrant liability (current and non-current portions)	2,710	9,204
Non-financial non-current liabilities*	48,719	52,839
Total liabilities	65,788	79,915
Shareholders' deficiency	(7,520)	(4,546)
Total liabilities and shareholders' deficiency	58,268	75,369
_________________________
*    Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.
The decrease in cash and cash equivalents as at September 30, 2012, as compared to December 31, 2011, is due to the recurring disbursements and other variations in components of our working capital, partially offset by: the receipt of a milestone payment in connection with our development, commercialization and licensing agreement entered into with Yakult, the receipt of net proceeds pursuant to drawdowns made in connection with our January 2012 ATM Program, as discussed above, and the relative weakening, in the third quarter of 2012, of the euro against the US dollar, as compared to December 31, 2011.
Our warrant liability decreased from December 31, 2011 to September 30, 2012 predominantly due to the change in fair value pursuant to the periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants, as discussed above.
The increase in shareholders' deficiency from December 31, 2011 to September 30, 2012 is attributable to the increase in our deficit due to the net loss for the nine months ended September 30, 2012 and to the decrease in accumulated other comprehensive income, partly offset by an increase in share capital following proceeds from the issuance of common shares pursuant to the aforementioned drawdowns made under our January 2012 ATM Program, and the exercise of warrants and stock options.

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Third Quarter MD&A - 2012

Financial Liabilities, Obligations and Commitments
We have certain contractual leasing obligations and purchase obligation commitments. Purchase obligation commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and other R&D programs. The following tables summarize future cash requirements with respect to these obligations.
Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements are as follows:

	As at September 30, 2012
(in thousands)	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,636	(226)	568
1 – 3 years	3,038	(451)	830
4 – 5 years	1,275	(451)	197
More than 5 years	115	(75)	—
Total	6,064	(1,203)	1,595
Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

As at September 30,
(in thousands)	2012
$
Less than 1 year	8,443
1 – 3 years	6,773
4 – 5 years	717
More than 5 years	—
Total	15,933
Outstanding Share Data
As at November 13, 2012, we had 25,329,288 common shares issued and outstanding, as well as 1,412,752 stock options outstanding. Warrants outstanding as at November 13, 2012 represented a total of 4,407,410 equivalent common shares. The foregoing outstanding share, option and warrant data take into account the Share Consolidation.
Capital disclosures
Our objective in managing capital, primarily composed of shareholders' deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.
In the past, we have had access to liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, we have raised capital via public equity offerings and drawdowns under various ATM sales programs.
As at September 30, 2012, our working capital amounted to $34.6 million, including cash and cash equivalents of $33.2 million; which amount does not include the net proceeds of the Offering that was completed subsequent to quarter-end. The accumulated deficit at the same date was $202.4 million. Taking into account our current cash levels, we believe that we have sufficient liquidity and financial resources to fund our operations and capital needs for at least, but not limited to the next twelve months.

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Third Quarter MD&A - 2012

Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through cash flows from operating activities, public equity offerings, as well as from the drawdowns under various ATM programs, as discussed above.
Our cash and cash equivalents amounted to $33.2 million as at September 30, 2012, compared to $46.9 million as at December 31, 2011. As at September 30, 2012, cash and cash equivalents included €10.8 million, denominated in euro.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of September 30, 2012.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital.
The variations in our liquidity by activity are explained below.
Operating Activities
Cash flows used in operating activities were $7.1 million and $22.1 million for the three-month and nine‑month periods ended September 30, 2012, respectively, compared to $10.4 million and $17.6 million of cash flows used during the same periods in 2011. The decrease in cash used in operating activities for the three-month period ended September 30, 2012 as compared to the same period in 2011 is predominantly related to the reduction of R&D costs combined with higher receipt of trade and other receivables. The increase in cash used in operating activities for the nine-month period ended September 30, 2012 as compared to the same period in 2011 is mainly due to the receipt, during the first quarter ended March 31, 2011, of an $8.4 million up‑front payment in connection with our development, commercialization and licensing agreement entered into with Yakult for the rights related to perifosine in Japan, partially offset by a lower loss from operations for the nine-month period ended September 30, 2012.
We expect net cash used in operating activities to slightly increase in the fourth quarter of 2012, as compared to the third quarter of 2012.
Financing Activities
Cash flows provided by financing activities decreased to $0.4 million and $9.1 million for the three-month and nine-month periods ended September 30, 2012, respectively, as compared to $9.2 million and $30.6 million for the same periods in 2011. The decrease is primarily due to lower proceeds from the drawdowns under our various ATM programs, discussed above, which resulted in the receipt of net cash proceeds of $0.5 million and $8.5 million for the three-month and nine-month periods ended September 30, 2012, respectively, as compared to $9.2 million and $28.4 million for the same periods in 2011.
As noted above, subsequent to quarter-end, we raised an additional $15.2 million in net proceeds upon completion of the Offering.
Critical Accounting Policies, estimates and judgments
The policies applied in our interim consolidated financial statements are based on IFRS issued and outstanding as of November 13, 2012, which is the date on which our Board of Directors approved such unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in our annual consolidated financial statements as at and for the year ended December 31, 2012 could result in the restatement of the corresponding interim unaudited consolidated financial statements.

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Third Quarter MD&A - 2012

Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
In preparing our interim consolidated financial statements, the significant judgments we made in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.
Outlook
Perifosine
We will continue the Phase 3 trial in multiple myeloma at least until the predefined interim analysis which is expected to occur after approximately 80 events (disease progression or death). We are focusing our efforts on recruiting patients in multiple centers and countries.
AEZS-108
We expect to advance our Phase 3 study in endometrial cancer. This will include the selection of investigators, sites and vendors to perform this trial while finalizing our filed SPA.
We expect to initiate recruitment of patients in a triple-negative breast cancer Phase 2 study.
We expect to continue our Phase 2 studies in castration- and taxane-resistant prostate cancer (Phase 2 portion has been initiated recently), as well as in refractory bladder cancer.
We expect to continue our companion diagnostic program, in collaboration with Ventana Medical Systems, Inc. ("Ventana"), a member of the Roche Group.
AEZS-130
We expect to finalize our NDA over the next few months and thereafter, file the corresponding NDA for AEZS‑130 as a diagnostic test for AGHD in the U.S.
We expect to continue our Phase 2 study in cancer-induced cachexia.
AEZS-120
We expect to file a CTA in Europe and initiate a Phase 1 study in prostate cancer.
Revenue expectations
Revenues are expected to decrease in 2012, as compared to 2011, based on $2.6 million non-recurring milestone payment in connection with our licensing agreement entered into with Yakult recorded in the last quarter of 2011 and comparable lower R&D services expected to be rendered to our licensee partners as a result of the termination of the Keryx licensing agreement in May 2012, as described above.

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Third Quarter MD&A - 2012

R&D expenses
During the remainder of 2012, as described above, we expect to continue to focus our R&D efforts mainly on our later-stage compounds, namely perifosine, AEZS‑108 and AEZS‑130. We anticipate that earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we currently expect our R&D expenses to total between $21 million and $23 million for the whole of 2012, as compared to $24.5 million in 2011.
We expect that our overall operating burn in 2012 will increase, as compared to 2011, primarily due to the receipt in the first quarter of 2011 of $8.4 million of upfront payment in connection with our licensing agreement entered into with Yakult, as discussed above.
Cash flow used in operating activities
The burn rate for the remainder of the year 2012 is expected to be approximately $2.8 million per month. This expected monthly burn rate is also positively affected following cost-saving measures implemented upon the negative outcome of the perifosine CRC trial by decreasing the number of employees within the organization.
Financial Risk Factors and Other Instruments
Fair value risk
The change in fair value of our warrant liability, which is measured at Fair Value through Profit or Loss ("FVTPL"), results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying interim consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in our common share price, which has ranged from $2.29 to $12.90 on NASDAQ during the nine-month period ended September 30, 2012.
If market price variations of -10% and +10% were to occur, the impact on our net (loss) income for warrant liability held at September 30, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability*	2,710	392	(406)
Total impact on net loss – decrease / (increase)		392	(406)
_________________________
*    Includes current and non-current portions.

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Third Quarter MD&A - 2012

Foreign currency risk
Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US and CA dollar exchange rates against the euro could have a potentially significant impact on our results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1 = US$1.2862 and of EUR1=CA$1.2646 were to occur, the impact on our net (loss) income for each category of financial instruments held at September 30, 2012 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	13,273	664	(664)
Warrant liability*	2,710	(136)	136
Total impact on net loss – decrease / (increase)		528	(528)
_________________________
*    Includes current and non-current portions.

	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	6,086	304	(304)
Total impact on net loss – decrease / (increase)		304	(304)
Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our liabilities, obligations and existing commitments as they fall due for the ensuing twelve months. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond September 30, 2013 and fund our activities is dependent on our ability to secure additional financings which may be completed in a number of ways including but not limited to licensing deals, partnerships, share issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.

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Third Quarter MD&A - 2012

Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "A3" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure we invest our cash in creditworthy and reputable financial institutions.
As at September 30, 2012, trade accounts receivable for an amount of approximately $3.9 million were with two customers.
As at September 30, 2012, no trade accounts receivable were past due or impaired.
Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
We did not enter into transactions with any related parties during the three-month period ended September 30, 2012.
As at September 30, 2012, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
Risks Associated with Operations

▪	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

▪
We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

▪
Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

▪
We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

▪
We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

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Third Quarter MD&A - 2012

▪
There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources
Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.
However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS‑108 studies and the AEZS‑130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.
Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.
We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.
Risks Associated with Impairment of Intangible Assets
We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets' book values exceed their fair values. We have recorded impairment charges in recent years related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company's fair value could result in an impairment of goodwill.
Risks Associated with Key Personnel
Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

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Third Quarter MD&A - 2012

Volatility of Share Prices
Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.
Delisting Risk
There can be no assurance that our common shares will remain listed on the NASDAQ. On May 16, 2012, we announced that we had received a notification from NASDAQ regarding the failure by the Company to comply with NASDAQ's minimum bid price requirements. On October 19, 2012, subsequent to quarter-end, we regained compliance with NASDAQ Rule 5450(a)(1), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Global Market. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.
Risk Associated with Holding Company Structure
Aeterna Zentaris Inc. is a holding company and a substantial portion of our assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our common shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our common shares.
Risk Associated with Pledge on Rights to Cetrotide®
All existing and future shares of our subsidiary holding rights to Cetrotide® have been pledged to an affiliate of Cowen. If we were to default on certain payments or other material obligations owed to Cowen, or upon the commencement of insolvency proceedings by or against us, Cowen could realize its interest and we would lose our ability to derive revenues from royalties derived indirectly from net sales of Cetrotide®.
Our revenues are derived primarily from sales and royalties, as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed globally (ex-Japan) by Merck Serono for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from Merck Serono's net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale (or monetization) by IVF of the underlying future royalty stream to Cowen.

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Third Quarter MD&A - 2012

On November 11, 2008, IVF, AEZS GmbH and Aeterna Zentaris signed a purchase agreement (the "Purchase Agreement") with Cowen for the sale to Cowen of IVF's rights to royalties on future net sale of Cetrotide®, covered by a license agreement with Merck Serono.
Pursuant to the Purchase Agreement, AEZS GmbH entered into a pledge agreement with an affiliate of Cowen granting a pledge to such affiliate (the "Pledge") over all existing and future shares of the capital of IVF and all ancillary rights pertaining thereto (other than voting rights), including monetary claims (the "Pledged Shares"). The Pledge will expire when all obligations, which are or become due, owing or payable to Cowen or its assignee under or in connection with the Purchase Agreement, have been fully and finally satisfied and discharged.
In the event we were to default on certain of our payment or other material obligations owed to Cowen under the Purchase Agreement, or in the event any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar proceeding, domestic or foreign, is instituted by or against Aeterna Zentaris Inc., or if any of Aeterna Zentaris Inc., AEZS GmbH or IVF becomes insolvent as described in the Purchase Agreement, or if any corporate action, legal proceeding or other procedure is taken in relation to the suspension of payments, winding-up, dissolution, administration or reorganization of Aeterna Zentaris Inc. or any subsidiary, Cowen's affiliate could realize its interest in the Pledged Shares, subject to prior compliance with the German Civil Code with regard to the enforcement of pledges, and it may sell the Pledged Shares or otherwise dispose of such shares. If such affiliate were to realize its interest in the Pledged Shares, it would have a material adverse impact on our business, as we would lose our ability to derive revenues from royalties derived from Merck Serono's net sales of Cetrotide®. In addition, in the event of any bankruptcy or insolvency event relating to or involving any of Aeterna Zentaris Inc., AEZS GmbH or IVF, the rights related to Cetrotide® would not be available to either Aeterna Zentaris Inc. or our common shareholders as IVF would no longer be a subsidiary of Aeterna Zentaris Inc.
A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and investors are urged to consult such risk factors.
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at September 30, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at September 30, 2012.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
On behalf of management,

/s/ Dennis Turpin

Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
November 13, 2012

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Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2012 and for the three-month and nine-month periods ended
September 30, 2012 and 2011
(presented in thousands of US dollars)

(1)

Aeterna Zentaris Inc.
Interim Consolidated Financial Statements
(Unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders' Deficiency	4
Interim Consolidated Statements of Comprehensive (Loss) Income	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

(2)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	September 30, 2012	December 31, 2011
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 3)	33,202	46,881
Trade and other receivables (note 4)	4,585	8,325
Inventory (note 5)	4,254	3,456
Prepaid expenses and other current assets	1,757	1,477
	43,798	60,139
Restricted cash	806	806
Property, plant and equipment	2,146	2,512
Other non-current assets	885	830
Identifiable intangible assets	1,399	1,769
Goodwill	9,234	9,313
	58,268	75,369
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	9,191	12,257
Current portion of deferred revenues	5,138	5,310
Income taxes (note 11)	—	259
Current portion of long-term payable	31	59
	14,360	17,885
Deferred revenues	35,091	39,242
Warrant liability (note 7)	2,709	9,162
Long-term payable	—	29
Employee future benefits	12,980	12,880
Provision and other non-current liabilities	648	717
	65,788	79,915
SHAREHOLDERS' DEFICIENCY
Share capital (note 8)	111,526	101,884
Other capital	83,476	82,327
Deficit	(202,434)	(188,969)
Accumulated other comprehensive (loss) income	(88)	212
	(7,520)	(4,546)
	58,268	75,369
Contingency (note 17)
Subsequent events (note 18)
The accompanying notes are an integral part of these interim consolidated financial statements.
Approved by the Board of Directors

/s/ Juergen Ernst	/s/ Gérard Limoges
Juergen Ernst Director	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Changes in Shareholders' Deficiency
For the nine-month periods ended September 30, 2012 and 2011
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)1-2	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2012	17,460,349	101,884	82,327	(188,969)	212	(4,546)
Net loss		—	—	(13,465)	—	(13,465)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(300)	(300)
Comprehensive loss		—	—	(13,465)	(300)	(13,765)
Share issuances in connection with "At-the-Market" drawdowns (note 8)	1,190,973	8,382	—	—	—	8,382
Share issuances pursuant to the exercise of warrants (note 7)	52,383	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 8)	25,583	441	(232)	—	—	209
Share-based compensation costs		—	1,381	—	—	1,381
Balance - September 30, 2012	18,729,288	111,526	83,476	(202,434)	(88)	(7,520)

(Unaudited)	Common shares (number of)1-2	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2011	13,904,986	60,900	81,091	(160,567)	1,001	(17,575)
Net loss		—	—	(19,548)	—	(19,548)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(958)	(958)
Comprehensive loss		—	—	(19,548)	(958)	(20,506)
Share issuances in connection with "At-the-Market" drawdowns, net of transaction costs	2,420,267	28,011	—	—	—	28,011
Share issuances pursuant to the exercise of warrants	276,214	4,734	—	—	—	4,734
Share issuances pursuant to the exercise of stock options	24,008	222	(90)	—	—	132
Share-based compensation costs		—	1,137	—	—	1,137
Balance - September 30, 2011	16,625,475	93,867	82,138	(180,115)	43	(4,067)
_________________________
1    Issued and paid in full
2    Adjusted to reflect the October 2, 2012 6-to-1 share consolidation (see note 1 and note 18)

The accompanying notes are an integral part of these interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Comprehensive (Loss) Income
For the three-month and nine-month periods ended September 30, 2012 and 2011
(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2012	2011	2012	2011
	$	$	$	$
Revenues
Sales and royalties	6,826	8,783	22,373	21,989
License fees and other	313	731	1,747	1,437
	7,139	9,514	24,120	23,426
Operating expenses
Cost of sales	5,556	7,926	19,331	19,446
Research and development costs, net of refundable tax credits and grants	4,342	5,663	15,081	16,724
Selling, general and administrative expenses	2,921	4,169	9,776	10,762
	12,819	17,758	44,188	46,932
Loss from operations	(5,680)	(8,244)	(20,068)	(23,506)
Finance income (note 10)	35	9,324	6,610	4,805
Finance costs (note 10)	(909)	(2)	(7)	(6)
Net finance (costs) income (note 10)	(874)	9,322	6,603	4,799
(Loss) income before income taxes	(6,554)	1,078	(13,465)	(18,707)
Income tax expense	—	—	—	(841)
Net (loss) income	(6,554)	1,078	(13,465)	(19,548)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(97)	907	(300)	(958)
Comprehensive (loss) income	(6,651)	1,985	(13,765)	(20,506)
Net (loss) income per share (note 1 and note 14)
Basic	(0.35)	0.07	(0.74)	(1.28)
Diluted	(0.35)	0.06	(0.74)	(1.28)
Weighted average number of shares outstanding (note 1 and note 14)
Basic	18,703,023	16,214,779	18,295,555	15,268,138
Diluted	18,703,023	16,810,666	18,295,555	15,268,138

The accompanying notes are an integral part of these interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Interim Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2012 and 2011
(in thousands of US dollars)

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Cash flows from operating activities
Net (loss) income	(6,554)	1,078	(13,465)	(19,548)
Items not affecting cash and cash equivalents
Depreciation and amortization	275	1,399	851	2,173
Share-based compensation costs	535	170	1,381	1,137
Change in fair value of warrant liability	624	(6,178)	(6,112)	(2,312)
Gain on held-for-trading financial instrument	—	(261)	—	(1,278)
Employee future benefits	49	93	211	361
Amortization of deferred revenues	(1,275)	(1,656)	(3,932)	(4,449)
Foreign exchange loss (gain) on items denominated in foreign currencies	224	(2,553)	(114)	(1,338)
Amortization of prepaid expenses and other non-cash items	1,184	1,160	3,439	2,719
Gain on disposal of property, plant and equipment	—	(26)	—	(26)
Changes in operating assets and liabilities (note 11)	(2,200)	(3,610)	(4,311)	4,990
Net cash used in operating activities	(7,138)	(10,384)	(22,052)	(17,571)
Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $262 in 2012 (note 8) and $961 in 2011	470	9,222	8,522	28,380
Proceeds from the exercise of share purchase warrants (note 7)	—	—	437	2,153
Proceeds from the exercise of stock options (note 8)	4	10	209	132
Repayment of long-term payable	(29)	(30)	(57)	(61)
Net cash provided by financing activities	445	9,202	9,111	30,604
Cash flows from investing activities
Proceeds from the sale of short-term investment	—	3,242	—	3,242
Purchase of identifiable intangible assets	—	(69)	—	(69)
Purchase of property, plant and equipment	(53)	(43)	(159)	(717)
Disposals of property, plant and equipment	—	26	—	26
Net cash (used in) provided by investing activities	(53)	3,156	(159)	2,482
Effect of exchange rate changes on cash and cash equivalents	189	(472)	(579)	601
Net change in cash and cash equivalents	(6,557)	1,502	(13,679)	16,116
Cash and cash equivalents – Beginning of period	39,759	46,612	46,881	31,998
Cash and cash equivalents – End of period	33,202	48,114	33,202	48,114
Cash and cash equivalents components:
Cash	20,964	7,870	20,964	7,870
Cash equivalents	12,238	40,244	12,238	40,244
	33,202	48,114	33,202	48,114

The accompanying notes are an integral part of these interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1    Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a global biopharmaceutical company specializing in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The Company benefits from strategic collaborators and licensee partners to contribute to the development of its pipeline of product candidates and to establish commercial activities in specific territories.
Liquidity risk
Over the years, the Company has incurred recurring operating losses having invested significantly in its R&D activities as well as supporting its general and administrative expenses. It has financed its operations through different sources including the issuance of common shares and the conclusion of strategic alliances with licensee partners. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See note 12 – Capital disclosures, note 13(b) – Financial instruments and financial risk management – Liquidity risk and note 18 – Subsequent events.
Reporting entity
The accompanying interim condensed consolidated financial statements as at September 30, 2012 and for the three-month and nine-month periods ended September  30, 2012 and 2011 (the "interim consolidated financial statements"), which are unaudited, include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the parent company of the Group and represents the ultimate parent of the Group.
The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., based in Basking Ridge, New Jersey in the United States.
The address of the Company is 1405 du Parc-Technologique Blvd., Québec, Canada, G1P 4P5.
The Company's common shares are listed on both the Toronto Stock Exchange and the NASDAQ Global Market (the "NASDAQ").
Share consolidation (reverse stock split)
On October 2, 2012, the Company completed a consolidation of its issued and outstanding common shares on a 6-to-1 basis ("Share Consolidation"). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest. All references in these interim consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation. See note 18 – Subsequent events, for additional information.
Basis of preparation
These interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim financial reporting. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these interim consolidated financial statements are consistent with those of the previous financial year.

(7)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

These interim consolidated financial statements were approved by the Company's Board of Directors on November 13, 2012.
The accompanying interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability derivative, which is measured at fair value through profit or loss ("FVTPL").
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 2 – Critical accounting estimates and judgments.

2	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared. Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
In preparing these Interim Consolidated Financial Statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.
3    Cash and cash equivalents

	As at September 30,	As at December 31,
	2012	2011
	$	$
Cash on hand and balances with banks	20,964	15,112
Short-term interest-bearing deposits	12,238	31,769
	33,202	46,881
4    Trade and other receivables

	As at September 30,	As at December 31,
	2012	2011
	$	$
Trade accounts receivable	3,918	7,716
Value added tax	311	439
Other	356	170
	4,585	8,325

(8)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5    Inventory

	As at September 30,	As at December 31,
	2012	2011
	$	$
Raw materials	1,592	1,608
Work in progress	2,555	1,848
Finished goods	107	—
	4,254	3,456
 6    Payables and accrued liabilities

	As at September 30,	As at December 31,
	2012	2011
	$	$
Trade accounts payable	5,841	8,062
Salaries, employment taxes and benefits	586	1,958
Current portion of warrant liability	1	42
Accrued R&D costs	1,125	1,056
Accrued Cetrotide® services and deliveries	678	160
Other	960	979
	9,191	12,257
 7    Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Nine months ended September 30,
2012
$
Balance – Beginning of period*	9,204
Share purchase warrants exercised during the period	(382)
Change in fair value of share purchase warrants	(6,112)
2,710
Less: current portion	(1)
Balance – End of period	2,709
_________________________
* Includes current portion of $42 and non-current portion of $9,162.

(9)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants is provided below.

	Nine months ended		Year ended
	September 30, 2012		December 31, 2011
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	1,511,179	8.62	2,153,872	9.17
Exercised	(52,383)	8.24	(284,545)	7.81
Expired	—	—	(358,148)	12.59
Balance – End of period	1,458,796	8.64	1,511,179	8.62

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at September 30, 2012.

		October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares		122,221	21,386	740,737	530,424	44,028
Market-value per share price		4.20	4.20	4.20	4.20	4.20
Exercise price		7.50	9.00	9.00	8.24	10.29
Risk-free annual interest rate	(a)	0.24%	0.17%	0.32%	0.29%	0.29%
Expected volatility	(b)	102.49%	182.03%	98.55%	99.92%	100.18%
Expected life (years)	(c)	2.06	0.06	3.06	2.73	2.71
Expected dividend yield	(d)	0.00%	0.00%	0.00%	0.00%	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
 8    Share capital
The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
January 2012 ATM Program
On January 23, 2012, the Company entered into an ATM sales agreement (the "January 2012 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 1,733,333 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $16,000,000. The January 2012 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices may have varied.

(10)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Between January 23, 2012 and September 30, 2012, the Company issued a total of 1,190,973 common shares under the January 2012 ATM Program for aggregate gross proceeds of $8,783,947, less cash transaction costs of $263,518 and previously deferred transaction costs of $139,089.
Stock options
The following table summarizes the activity under the Company's stock option plan.

	Nine months ended					Year ended
	September 30, 2012					December 31, 2011
	Canadian Dollar Options		US Dollar Options			Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number		Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	1,031,328	14.99	287,950		11.59	1,093,047	15.32	48,886	16.98
Granted	—	—	270,832	*	3.05	2,500	11.58	239,064	10.49
Exercised	(25,582)	8.51	—		—	(26,724)	5.33	—	—
Forfeited	(4,333)	6.82	(2,500)		10.44	(7,777)	9.24	—	—
Expired	(133,276)	25.47	—		—	(29,718)	37.08	—	—
Balance – End of period	868,137	13.61	556,282		7.44	1,031,328	14.99	287,950	11.59
_________________________
* During the period, under the Company's stock option plan and in addition to the stock options granted to employees, the Company granted 125,000 stock options to a financial advisor and 66,666 stock options to an investor relations advisor. The 125,000 stock options will vest upon the achievement of a certain strategic alliance transaction and will expire ten years after the grant date. Among the 66,666 stock options, 33,333 vested upon signature of the service agreement and the remainder will vest 90 days later. These 66,666 stock options will expire five years after the grant date.
9    Employee benefits expenses
The Company's employee benefits expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Salaries, employment taxes and short-term benefits	2,578	2,947	8,403	9,559
Employee future benefits	180	93	587	361
Share-based compensation costs	301	170	1,095	1,137
Total employee benefits expenses	3,059	3,210	10,085	11,057

(11)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10    Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Finance income
Change in fair value of warrant liability	—	6,178	6,112	2,312
Net gains due to changes in foreign currency exchange rates	—	2,821	318	1,079
Interest income	35	64	180	136
Gain on held-for-trading financial instrument	—	261	—	1,278
	35	9,324	6,610	4,805
Finance costs
Change in fair value of warrant liability	(624)	—	—	—
Net losses due to changes in foreign currency exchange rates	(284)	—	—	—
Unwinding of discount	(1)	(2)	(7)	(6)
	(909)	(2)	(7)	(6)
	(874)	9,322	6,603	4,799
 11    Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Changes in operating assets and liabilities
Trade and other receivables	61	(1,510)	3,609	(258)
Inventory	655	343	(808)	(892)
Prepaid expenses and other current assets	(1,203)	(901)	(3,688)	(2,323)
Other non-current assets	(158)	(4)	(348)	(397)
Payables and accrued liabilities	(1,560)	(1,538)	(2,822)	362
Provision and other non-current liabilities	—	—	—	(24)
Deferred revenues	—	—	—	8,412
Income taxes	5	—	(254)	110
	(2,200)	(3,610)	(4,311)	4,990

During the nine-month period ended September 30, 2012, the Company paid approximately $259,000 in income taxes in the form of foreign jurisdiction withholding tax on payments received pursuant to the licensing agreement with Yakult.
12    Capital disclosures
The Company's objective in managing capital, primarily composed of shareholders' deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.

(12)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In the past, the Company has had access to liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, the Company has raised capital via public equity offerings and drawdowns under various ATM sales programs, as discussed in note 8 – Share capital.
At September 30, 2012, the Company's working capital amounted to $34,576,000, including cash and cash equivalents of $33,202,000. The accumulated deficit at the same date was $202,434,000. The Company believes that its cash position will be sufficient to finance its operations and capital needs for at least but not limited to the next twelve months. See note 13(b) – Financial instruments and financial risk management – Liquidity risk.
The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development pipeline.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.
13    Financial instruments and financial risk management
Financial assets (liabilities) as at September 30, 2012 and December 31, 2011 are presented below.

September 30, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 3)	33,202	—	—	33,202
Trade and other receivables (note 4)	4,585	—	—	4,585
Restricted cash	806	—	—	806
Payables and accrued liabilities (note 6)	—	—	(9,097)	(9,097)
Long-term payable*	—	—	(31)	(31)
Warrant liability (note 7)*	—	(2,710)	—	(2,710)
Other non-current liabilities	—	—	(187)	(187)
	38,593	(2,710)	(9,315)	26,568
_________________________
* Includes current and non-current portions.

(13)

Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

December 31, 2011	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 3)	46,881	—	—	46,881
Trade and other receivables (note 4)	8,325	—	—	8,325
Restricted cash	806	—	—	806
Payables and accrued liabilities (note 6)	—	—	(12,126)	(12,126)
Long-term payable*	—	—	(88)	(88)
Warrant liability (note 7)*	—	(9,204)	—	(9,204)
Other non-current liabilities	—	—	(187)	(187)
	56,012	(9,204)	(12,401)	34,407
_________________________
* Includes current and non-current portions.
Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:
Level 1 –    Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities, long-term payable and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.
(a)    Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents (note 3), to trade and other receivables (note 4) and to restricted cash. The Company invests its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "A3" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure it invests its cash in creditworthy and reputable financial institutions.
As at September 30, 2012, trade accounts receivable for an amount of approximately $3,916,000 were with two customers.

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at September 30, 2012, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.
(b)    Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital disclosures section (note 12), the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
Management of the Company believes that it has sufficient funds to pay its ongoing general and administrative expenses, to pursue its R&D activities and to meet its liabilities, obligations and existing commitments for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, managements takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See note 12 Capital disclosure. The Company's ability to continue future operations beyond September 30, 2013 and fund its activities is dependent on management's ability to secure additional financings which may be completed in a number of ways including but not limited to licensing deals, partnerships and share issuance. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.
(c)    Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share price, which on the NASDAQ, has ranged from $2.29 to $12.90 during the nine-month period ended September 30, 2012.
If market price variations of -10% and +10% were to occur, the impact on the Company's net (loss) income for warrant liability held at September 30, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability*	2,710	392	(406)
Total impact on net loss – decrease / (increase)		392	(406)
_________________________
* Includes current and non-current portions.

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US and CA dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$ and the CA$, from period-end rates of EUR1 = US$1.2862 and of EUR1=CA$1.2646 were to occur, the impact on the Company's net (loss) income for each category of financial instruments held at September 30, 2012 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	13,273	664	(664)
Warrant liability*	2,710	(136)	136
Total impact on net loss – decrease / (increase)		528	(528)
_________________________
* Includes current and non-current portions.

	Carrying amount	Balances denominated in CA$
		-5%	+5%
	$	$	$
Cash and cash equivalents	6,086	304	(304)
Total impact on net loss – decrease / (increase)		304	(304)

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14    Net (loss) income per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Net (loss) income	(6,554)	1,078	(13,465)	(19,548)
Basic weighted average number of shares outstanding	18,703,023	16,214,779	18,295,555	15,268,138
Dilutive effect of stock options	—	208,016	44,127	205,335
Dilutive effect of share purchase warrants	—	387,871	—	344,704
Diluted weighted average number of shares outstanding	18,703,023	16,810,666	18,339,682	15,818,177
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	1,319,405	470,905	1,085,197	488,680
Warrants (number of equivalent shares)	1,458,796	358,156	1,458,796	358,156

For the three-month and nine-month periods ended September 30, 2012 and for the nine-month period ended September 30, 2011, the diluted net (loss) income per share was the same as the basic net (loss) income per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net income (loss) per share for these periods was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as ATM drawdowns, which resulted in the issuance of a total of 1,190,973 common shares (see note 8 – Share capital) during the nine-month period ended September 30, 2012.
15    Compensation of key management
Compensation awarded to key management* included:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Salaries and short-term employee benefits	602	615	1,773	1,810
Post-employment benefits	20	21	76	116
Share-based compensation cost	220	108	717	819
	842	744	2,566	2,745
_________________________
* Key management includes the Company's directors and members of the Executive Committee.

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Aeterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
As at September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16    Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
17    Contingency
Class Action Lawsuit
On November 5, 2012, an amended complaint was filed against the Company and certain of its senior officers in the purported class action lawsuit initially filed in June 2012 in the United States District Court, Southern District of New York, as previously disclosed by the Company. This lawsuit is being prosecuted by a lead plaintiff on behalf of shareholders who acquired the Company's common shares between June 1, 2009 and April 1, 2012 and does not claim a specified amount of damages.
The Company has not recorded any liability related to these matters. The Company's directors' and officers' insurance policy provides for reimbursement of costs and expenses incurred in connection with this lawsuit, including legal and professional fees, as well as potential damages awarded, if any, subject to certain policy restrictions, limits and deductibles. The Company believes that there is no basis for the lawsuit and it intends to defend itself vigorously. However, no assurance can be given with respect to the ultimate outcome of such proceedings, and the amount of any damages awarded in such lawsuit could be substantial.
18    Subsequent events
Share consolidation
On October 2, 2012, the Company completed a share consolidation of its issued and outstanding common shares on a 6‑to‑1 basis. Therefore, the 112,375,726 common shares issued and outstanding immediately prior to the Share Consolidation were consolidated into 18,729,288 common shares. The Company's outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All shares, options and share purchase warrants as well as per share, option and share purchase warrant information has been retroactively adjusted to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the period presented.
Public offering
On October 17, 2012, the Company completed a public offering (the "Offering") of 6,600,000 units, at a purchase price of $2.50 per unit, with each unit consisting of one common share and 0.45 of a warrant to purchase a common share. The related warrants (the "Investor Warrants") represent the right to acquire an aggregate of 2,970,000 common shares, as discussed below.
Total cash proceeds raised through the Offering amounted to $16,500,000, less cash transaction costs of approximately $1,316,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated October 12, 2012.
The Company granted the Investor Warrants to the investors who participated in the Offering at an exercise price of $3.45 per share. The Investor Warrants are exercisable at any time during their five-year term and, upon complete exercise, would result in the issuance of an aggregate of 2,970,000 common shares that would generate additional proceeds of $10,246,500.

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